

September 15, 2011

Via E-mail
Michael Lami
Chief Executive Officer
RT Technologies, Inc.
2216 East Newcastle Drive
Sandy, UT 84093

> **Re:** **RT Technologies, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed August 22, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **Response Letter Submitted August 22, 2011**
> **File No. 001-33907**

Dear Mr. Lami:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010, filed August 22, 2011

Item 9A – Controls and Procedures, page 7

1. We note your response to prior comment one in our letter dated August 9, 2011. Please tell us where you have disclosed "the controls and procedures are designed to provide reasonable assurance of achieving their objectives" or revise to provide this specific disclosure. Alternatively, you may delete all references to "reasonable assurance."

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 4. Controls and Procedures

2. Please note for future filings on Form 10-Q that disclosure pursuant to Item 308(a) of Regulation S-K regarding Management's Annual Report on Internal Control over Financial Reporting is an annual disclosure and is not required in a Form 10-Q.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Victor Schwarz, Esq.
        Via E-mail